Citizens Communications Company
                                3 High Ridge Park
                           Stamford, Connecticut 06905
                                 (203) 614-5675

                                  June 27, 2006

BY EDGAR - CORRESPONDENCE
-------------------------

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:      Citizens Communications Company
         Form 10-K/A #1 for Fiscal Year Ended December 31, 2005
         Filed March 2, 2006
         File No. 1-11001
         Notice of Extension to Respond to Commission Comments
         -----------------------------------------------------

Ladies and Gentlemen:

     Reference is made to the letter, dated June 22, 2006, from the Staff of the Securities and Exchange Commission setting forth additional Staff comments on the Annual Report on Form 10-K/A for the year ended December 31, 2005 of Citizens Communications Company (the "Company"). The Company is in the process of closing its books for the quarter ending June 30, 2006 and preparing its earnings information and Quarterly Report on Form 10-Q for the quarter. In addition, at this time, the Company is short-staffed due to the family leave of a member of our financial reporting staff and summer vacation schedules. Accordingly, as we notified Larry Spirgel, Assistant Director, the Company intends to respond to the Staff's comments no later than July 21, 2006.

     Please let me know if this will be a problem. I can be reached at (203) 614-5675.

                                   Sincerely,



                                   /s/ David G. Schwartz
                                   -----------------------------------------
                                   David G. Schwartz
                                   Vice President and Deputy General Counsel